Kore Resources, Inc.

176-22 Sagun-Dong,  Seongd,

 Seoul Korea 133-187

May 23, 2013

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street

Washington DC

20549

Attention: Brigette Lippmann

Re: Kore Resources, Inc.

We are writing in response to your comments of May 9, 2013.

 Financial Statements

1. Please update your financial statements in your next amendment to Form S-1, pursuant to

Rule 8-08 of Regulation S-X. Also update your Summary Financial Data, MD&A, Consent of Independent Registered Public Accounting Firm, and others as necessary.

We have noted this comment and have updated the necessary sections in the document to include the Financial Statements,  Summary Financial Data, MD&A, Consent of Independent Registered Public Accounting Firm and Legal Opinion and Consent.

Yours truly,

/s/Young Ju Yi

President